Exhibit 99.1

STAR BULK CARRIERS CORP. REPORTS NET PROFIT OF $42.4 MILLION
FOR THE FOURTH QUARTER OF 2024,
AND DECLARES QUARTERLY DIVIDEND OF $0.09 PER SHARE

ATHENS, GREECE, February 18, 2025 – Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, today announced its unaudited financial and operating results for the fourth quarter of 2024 and the year ended December 31, 2024. Unless otherwise indicated or unless the context requires otherwise, all references in this press release to "we," "us," "our," or similar references, mean Star Bulk Carriers Corp. and, where applicable, its consolidated subsidiaries.

Financial Highlights

(Expressed in thousands of U.S. dollars, except for daily rates and per share data)
	Fourth quarter 2024	Fourth quarter 2023	Twelve months ended December 31, 2024	Twelve months ended December 31, 2023
Voyage Revenues	$308,916	$263,461	$1,265,458	$949,269
Net income	$42,446	$39,707	$304,654	$173,556
Adjusted Net income (1)	$40,590	$63,538	$285,589	$182,247
Net cash provided by operating activities	$76,298	$88,604	$471,154	$335,777
EBITDA (2)	$106,218	$93,163	$547,045	$376,948
Adjusted EBITDA (2)	$103,839	$114,036	$524,623	$379,211
Earnings per share basic	$0.36	$0.46	$2.85	$1.76
Earnings per share diluted	$0.36	$0.45	$2.80	$1.75
Adjusted earnings per share basic (1)	$0.35	$0.73	$2.67	$1.85
Adjusted earnings per share diluted (1)	$0.34	$0.73	$2.63	$1.84
Dividend per share for the relevant period	$0.09	$0.45	$2.14	$1.42
Average Number of Vessels	153.1	117.8	144.3	123.3
TCE Revenues (3)	$216,753	$191,928	$931,526	$686,096
Daily Time Charter Equivalent Rate ("TCE") (3)	$16,129	$18,296	$18,392	$15,824
Daily OPEX per vessel (4)	$5,164	$4,991	$5,209	$4,919
Daily OPEX per vessel (as adjusted) (4)	$5,056	$4,977	$5,123	$4,822
Daily Net Cash G&A expenses per vessel (excluding one-time expenses) (5)	$1,264	$1,104	$1,284	$1,059

(1)
Adjusted Net income, Adjusted earnings per share basic and Adjusted earnings per share diluted are non-GAAP measures. Please see EXHIBIT I at the end of this release for a reconciliation to Net income and earnings per share, which are the most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), as well as for the definition of each measure.

(2)
EBITDA and Adjusted EBITDA are non-GAAP liquidity measures. Please see EXHIBIT I at the end of this release for a reconciliation of EBITDA and Adjusted EBITDA to Net Cash Provided by / (Used in) Operating Activities, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, as well as for the definition of each measure. To derive Adjusted EBITDA from EBITDA, we exclude certain non-cash gains / (losses) and one-time expenses.

(3)
Daily Time Charter Equivalent Rate (“TCE”) and TCE Revenues are non-GAAP measures. Please see EXHIBIT I at the end of this release for a reconciliation to Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP. The definition of each measure is provided in footnote (7) to the Summary of Selected Data table below.

(4)
Daily OPEX per vessel is calculated by dividing vessel operating expenses by Ownership days (defined below). Daily OPEX per vessel (as adjusted) is calculated by dividing vessel operating expenses excluding increased costs due to the COVID-19 pandemic or pre-delivery expenses for each vessel on acquisition or change of management, if any, by Ownership days. In the future we may incur expenses that are the same as or similar to certain expenses (as described above) that were previously excluded.

(5)
Daily Net Cash G&A expenses per vessel is calculated by (1) adding the Management fee expense to the General and Administrative expenses, net of share-based compensation expense and other non-cash charges and one-time expenses and (2) then dividing the result by the sum of Ownership days and Charter-in days (defined below). Please see EXHIBIT I at the end of this release for a reconciliation to General and administrative expenses, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Petros Pappas, Chief Executive Officer of Star Bulk, commented:

“Star Bulk reported for the fourth quarter of 2024 Net Income of $42.4 million, TCE Revenues of $216.8 million and EBITDA of $106.2 million.

Recently, we announced an amended dividend policy alongside a new $100.0 million share repurchase authorization. Under this policy, the Company may allocate up to 60% of excess cash flow towards dividends, with the remainder reserved for opportunistic share buybacks, growth initiatives and fleet renewal. For this quarter, excess cash flow amounted to $17.6 million. Our Board of Directors has approved a dividend distribution of $0.09 per share, and we spent over $7.4 million to repurchase 500,000 shares in January. Overall, we have repurchased approximately 900,000 shares since the renewal of our share repurchase program.

On the operational front, we have made significant progress in integrating systems and processes, creating a best-in-class ship-owning and management platform that combines the strengths of both Star Bulk and ex-Eagle Bulk. Delivering on our commitment to synergies, we have cumulatively reduced costs by $21.8 million since April 2024. Notably, this quarter alone, we achieved $12.6 million in cost reductions—equivalent to an annualized run rate of over $50.0 million—an important milestone reached ahead of schedule.

From a financing perspective, we continue to benefit from strong interest by major financial institutions in lending to Star Bulk. We have successfully raised new debt and refinanced existing facilities on highly attractive terms, reducing costs while extending maturities.

As environmental regulations become increasingly stringent, Star Bulk continues to invest in technology, expertise and personnel both to comply with new EU environmental regulations and prepare for upcoming global mandates.

Looking ahead, while the first quarter is traditionally weaker and geopolitical uncertainties persist, we remain cautiously optimistic about the medium-term outlook for the dry bulk market. The orderbook remains low, with limited incentive for new vessel orders given current pricing and market conditions, despite an aging global fleet. With our strong balance sheet, scale, and deep industry expertise, Star Bulk is well positioned to capitalize on future opportunities and continue delivering value to our shareholders.”

Recent Developments

Declaration of Dividend

On February 18, 2025, pursuant to our dividend policy, as amended and announced on December 16, 2024 (our “Dividend Policy”), our Board of Directors declared a quarterly cash dividend of $0.09 per share (corresponding to 60% of the “Cash Flow”1 of the fourth quarter of 2024), payable on or about March 18, 2025 to all shareholders of record as of March 4, 2025. Pursuant to our Dividend Policy, the remaining 40% of the “Cash Flow” of the fourth quarter 2024, has been used to buy back shares as described in the below paragraph.

Share Repurchase Program & Shares Outstanding Update

On December 13, 2024, our Board of Directors cancelled the existing $50.0 million share repurchase program and authorized a new share repurchase program of up to an aggregate of $100.0 million (“New Share Repurchase Program”) on the same terms and conditions as the previous share repurchase program. Pursuant to the New Share Repurchase Program and using proceeds from previous vessel sales as well as 40% of the “Cash Flow” of the fourth quarter of 2024 (pursuant to our Dividend Policy), in December 2024 and January 2025, we repurchased 393,474 and 500,000 common shares, respectively, in open market transactions at an average price of $15.08 per share for an aggregate consideration of $13.5 million.

As of the date of this release, we have 117,127,531 shares outstanding and $86.5 million outstanding under our New Share Repurchase Program.

Fleet Update

Vessels’ S&P

In connection with the previously announced vessel sales, the vessels Star Hydrus, Imperial Eagle and Diva were delivered to their new owners on November 21, 2024, November 27, 2024 and December 27, 2024, respectively.

Furthermore, on February 6, 2025, we agreed to sell the vessel Bittern, which is expected to be delivered to its new owner within the second quarter of 2025.

Interest Rate Swaps

Following a number of interest rate swaps we have entered into, we currently have an outstanding total notional amount of $50.0 million under our financing agreements with an average fixed rate of 53 bps and an average remaining maturity of 1.2 years. As of December 31, 2024, the Mark-to-Market value of our outstanding interest rate swaps stood at $3.2 million, and our cumulative net realized gain amounted to $38.4 million.

1 As per our Dividend Policy, “Cash Flow” is any cash flow from operations less debt amortization, less maintenance/upgrade CAPEX less any deficit of cash below $2.1 million per owned vessel.

Financing

In December 2024, we received credit committee approval from Taipei Fubon Commercial Bank Co., Ltd. for a loan amount of up to $43.0 million (the “Fubon $43.0 million facility”), which is expected to be drawn within the first quarter of 2025. The Fubon $43.0 million facility will mature 5 years after the drawdown and will be secured by first-priority mortgages on the currently unencumbered vessels Peloreus and Leviathan. The completion of the transaction is subject to the execution of customary definitive documentation.

In January 2025, we entered into a loan agreement with ING Bank N.V., London Branch for a loan amount of up to $185.0 million (the “ING $185.0 million facility”) which we drew on January 24, 2025. The funds were used to refinance the outstanding amount of $154.9 million under the existing ING $325.6 million facility. We also prepaid the outstanding amount of $35.7 million under the remaining tranche of the existing ABN $97.1 million facility secured by the vessels Star Eva, Star Aphrodite, Star Lydia and Star Nicole, which are now unencumbered. The ING $185.0 million facility matures in January 2030 and is secured by first priority mortgages on 17 vessels which were part of the collateral vessels of the ING $325.6 million facility.

Following the prepayment of the ING $325.6 million facility, we early terminated the existing interest rate swap agreements with ING Bank N.V., London Branch, for the vessels Peloreus and Leviathan which were originally set to mature in October 2025. In connection with the early termination of the interest rate swap agreements mentioned above, we received an amount of $0.6 million in aggregate, representing the valuation of the interest rate swaps on the termination date.

In February 2025, we received a credit committee approval from ABN AMRO N.V. for a senior secured revolving facility of an amount of up to $50.0 million (the “ABN Revolving facility”).

The prepayment of the outstanding amount of $7.8 million under the existing SEB $39.0 million facility, secured by the vessels Star Marilena, Star Borneo and Star Bueno, is expected to be complete by the end of February 2025. Moreover, the termination of the existing interest rate swap agreements with Skandinaviska Enskilda Banken AB for the three aforementioned vessels is also expected to be complete by the end of February 2025.

Following the completion of the refinancings and the prepayments described above, until the end of the first quarter of 2025, we will have 13 unencumbered vessels and we will have raised additional cash of approximately $28.0 million to be used for fleet renewal and general corporate purposes.

Vessel Employment Overview

Time Charter Equivalent Rate (“TCE rate”) is a non-GAAP measure. Please see EXHIBIT I at the end of this release for a reconciliation to Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Our TCE rate per day per main vessel category was as follows:

	Fourth quarter 2024	Twelve months ended December 31, 2024

Capesize / Newcastlemax Vessels:	$26,317	$27,998
Post Panamax / Kamsarmax / Panamax Vessels:	$12,328	$15,020
Ultramax / Supramax Vessels:	$13,732	$15,543

Amounts shown throughout the press release and variations in period–over–period comparisons are derived from the actual unaudited numbers in our books and records. Reference to per share figures below are based on 118,324,103 and 87,364,379 weighted average diluted shares for the fourth quarter of 2024 and 2023, respectively.

Fourth Quarter 2024 and 2023 Results

For the fourth quarter of 2024, we had net income of $42.4 million, or $0.36 earnings per share, compared to net income for the fourth quarter of 2023 of $39.7 million, or $0.45 earnings per share. Adjusted net income, which excludes certain non-cash items and one-time expenses, was $40.6 million, or $0.34 adjusted earnings per share, for the fourth quarter of 2024, compared to an adjusted net income of $63.5 million for the fourth quarter of 2023, or $0.73 adjusted earnings per share.

Net cash provided by operating activities for the fourth quarter of 2024 was $76.3 million, compared to $88.6 million for the fourth quarter of 2023. Adjusted EBITDA, which excludes certain non-cash items and one-time expenses, was $103.8 million for the fourth quarter of 2024, compared to $114.0 million for the fourth quarter of 2023.

Voyage revenues for the fourth quarter of 2024 increased to $308.9 million from $263.5 million in the fourth quarter of 2023 and Time charter equivalent revenues (“TCE Revenues”)1 increased to $216.8 million for the fourth quarter of 2024, compared to $191.9 million for the fourth quarter of 2023, mainly driven by the increase in the average number of vessels in our fleet to 153.1 from 117.8, during the relevant periods, which was partially offset by the decreased charter rates. TCE rate for the fourth quarter of 2024 was $16,129 per day compared to $18,296 per day for the fourth quarter of 2023 which is indicative of the weaker market conditions prevailing during the recent quarter.

Charter-in hire expenses for the fourth quarter of 2024 increased to $26.2 million from $3.7 million in the fourth quarter of 2023. This increase is mainly attributable to the increase in charter-in days to 1,181 in the fourth quarter of 2024 from 123 in the corresponding period in 2023.

Vessel operating expenses for the fourth quarters of 2024 and 2023 amounted to $72.8 million and $54.1 million, respectively. Daily operating expenses per vessel amounted to $5,164 for the fourth quarter of 2024 compared to $4,991 for the corresponding period of 2023. Excluding pre-delivery expenses, daily operating expenses for the fourth quarter of 2024 amounted to $5,056 compared to $4,977 for the corresponding quarter of 2023. The increase in our operating expenses was primarily driven by the acquisition of the Eagle fleet which resulted in an increase in the average number of vessels in our fleet to 153.1 from 117.8 and the higher operating expenses of the legacy Eagle fleet, which we expect to further normalize in the following quarters. The daily operating expenses per vessel excluding pre-delivery expenses of the legacy Eagle fleet for the fourth quarter of 2024 amounted to $5,105, compared to daily operating expenses per vessel excluding pre-delivery expenses of $5,031 for the Star Bulk fleet existing prior to the Eagle Merger.

Dry docking expenses for the fourth quarters of 2024 and 2023 were $20.3 million and $11.5 million, respectively. During the fourth quarter of 2024, nine vessels completed their periodic dry docking surveys while during the corresponding period in 2023, eight vessels completed their periodic dry docking surveys. In addition, seven vessels commenced their dry docking surveys in the fourth quarter of 2024 compared to three vessels which commenced their dry docking surveys during the corresponding period in 2023, resulting in an overall increase in dry docking expenses.

General and administrative expenses for the fourth quarters of 2024 and 2023 were $19.0 million and $18.1 million, respectively, which included share-based compensation of $5.1 million in the fourth quarter of 2024 and $8.2 million in the fourth quarter of 2023. Vessel management fees in the fourth quarter of 2024 increased to $5.3 million compared to $4.1 million for the corresponding period in 2023. During the fourth quarter of 2023, we made a donation of $1.7 million to vulnerable groups in Greece which was included under our General and administrative expenses. Our daily net cash general and administrative expenses per vessel (including management fees and excluding share-based compensation, other non-cash charges and one-time expenses such as the donation expenses mentioned above) for the fourth quarter of 2024 amounted to $1,264 compared to $1,104 in the fourth quarter of 2023. We expect that our daily net cash G&A expenses will improve further during the following quarters as a result of synergies from the Eagle Merger.

Depreciation expense increased to $44.0 million for the fourth quarter of 2024 compared to $33.9 million for the corresponding period in 2023. The fluctuation is primarily driven by the increase in the average number of vessels in our fleet to 153.1 from 117.8.

1 Please see the table at the end of this release for the calculation of the TCE Revenues.

Our results for the fourth quarter of 2024 include an impairment loss of $1.8 million related to the sale of the vessel Bittern, as described above under the section “Fleet Update”, which was actively marketed before year-end. During the fourth quarter of 2023, we incurred an impairment loss of $10.1 million related to two vessels which were agreed to be sold or were actively marketed before year-end.

Our results for the fourth quarter of 2024 include an aggregate net gain of $11.3 million which resulted from the completion of the sales of vessels as described above under the section “Fleet Update”. Our results for the fourth quarter of 2023 included an aggregate net gain of $10.6 million which resulted from the completion of the sale of certain vessels.

Our results for the fourth quarters of 2024 and 2023 include a loss on write-down of inventories of $1.7 million and $3.8 million, respectively, in connection with the valuation of the bunkers remaining on board our vessels, as a result of their lower net realizable value compared to their historical cost at each quarter-end.

Interest income and other income/(loss) for the fourth quarters of 2024 and 2023 amounted to $2.0 million and $5.0 million, respectively. The decrease in interest income and other income/(loss) is primarily attributable to a realized foreign exchange loss of $3.0 million resulting from the weakening of the Euro/USD exchange rate in the fourth quarter of 2024, compared to a foreign exchange gain of $1.8 million in the corresponding period of 2023. This decrease was counterbalanced by higher interest earned in the fourth quarter of 2024, due to the higher interest rates and higher cash balances maintained, compared to the corresponding period in 2023.

Gain/(Loss) on derivative financial instruments, net for the fourth quarters of 2024 and 2023 amounted to a loss of $0.3 million and $3.0 million, respectively, associated with interest rate swaps that no longer meet the hedging relationship criteria.

Unaudited Consolidated Income Statements

(Expressed in thousands of U.S. dollars except for share and per share data)	Fourth quarter 2024	Fourth quarter 2023	Twelve months ended December 31, 2024	Twelve months ended December 31, 2023

Revenues:
Voyage revenues	$308,916	$263,461	$1,265,458	$949,269
Total revenues	308,916	263,461	1,265,458	949,269

Expenses:
Voyage expenses	(66,285)	(67,621)	(266,225)	(253,843)
Charter-in hire expenses	(26,191)	(3,730)	(58,003)	(17,656)
Vessel operating expenses	(72,756)	(54,102)	(274,991)	(221,327)
Dry docking expenses	(20,256)	(11,503)	(62,728)	(41,969)
Depreciation	(44,035)	(33,880)	(164,055)	(138,429)
Management fees	(5,280)	(4,071)	(18,956)	(16,809)
Loss on bad debt	(308)	-	(308)	(300)
General and administrative expenses	(18,986)	(18,093)	(70,778)	(54,413)
Gain/(Loss) on forward freight agreements and bunker swaps, net	206	(7,713)	(4,033)	(1,336)
Impairment loss	(1,800)	(10,138)	(1,800)	(17,838)
Other operational loss	(934)	(343)	(2,326)	(952)
Other operational gain	330	156	4,740	33,980
Gain on sale of vessels	11,288	10,566	43,287	29,399
Loss on write-down of inventory	(1,684)	(3,753)	(6,286)	(9,318)

Operating income	62,225	59,236	382,996	238,458

Interest and finance costs	(21,316)	(21,530)	(91,827)	(71,319)
Interest income and other income/(loss)	1,968	4,963	16,378	15,228
Gain/(Loss) on derivative financial instruments, net	(259)	(3,032)	(1,861)	(3,539)
Gain/(Loss) on debt extinguishment, net	(132)	28	(1,144)	(5,149)
Total other expenses, net	(19,739)	(19,571)	(78,454)	(64,779)

Income before taxes and equity in income/(loss) of investee	$42,486	$39,665	$304,542	$173,679

Income tax (expense)/refund	-	(2)	116	(183)

Income before equity in income/(loss) of investee	42,486	39,663	304,658	173,496

Equity in income/(loss) of investee	(40)	44	(4)	60

Net income	$42,446	$39,707	$304,654	$173,556

Earnings per share, basic	$0.36	$0.46	$2.85	$1.76
Earnings per share, diluted	$0.36	$0.45	$2.80	$1.75
Weighted average number of shares outstanding, basic	117,590,189	86,657,095	106,883,330	98,457,929
Weighted average number of shares outstanding, diluted	118,324,103	87,364,379	108,702,988	98,928,011

Unaudited Consolidated Condensed Balance Sheet Data

(Expressed in thousands of U.S. dollars)

ASSETS	December 31, 2024	December 31, 2023
Cash and cash equivalents and resticted cash, current	$436,284	259,729
Vessel held for sale	-	15,190
Other current assets	222,689	179,478
TOTAL CURRENT ASSETS	658,973	454,397

Advances for vessels under construction	27,526	-
Vessels and other fixed assets, net	3,208,357	2,539,743
Restricted cash, non current	4,596	2,021
Other non-current assets	186,926	32,094
TOTAL ASSETS	$4,086,378	$3,028,255

Current portion of long-term bank loans and lease financing	223,878	251,856
Other current liabilities	175,934	107,507
TOTAL CURRENT LIABILITIES	399,812	359,363

Long-term bank loans and lease financing non-current (net of unamortized deferred finance fees of $7,657 and $8,606, respectively)	1,047,659	985,247
Other non-current liabilities	157,132	23,575
TOTAL LIABILITIES	$1,604,603	$1,368,185

SHAREHOLDERS' EQUITY	2,481,775	1,660,070

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$4,086,378	$3,028,255

Unaudited Consolidated Condensed Cash Flow Data

(Expressed in thousands of U.S. dollars)	Twelve months ended December 31, 2024	Twelve months ended December 31, 2023

Net cash provided by / (used in) operating activities	$471,154	$335,777

Acquisition of other fixed assets	(405)	(152)
Capital expenditures for acquisitions/vessel modifications/upgrades and advances for vessels under construction	(54,690)	(17,939)
Cash proceeds from vessel sales and total loss	303,232	250,968
Cash received from Eagle Merger	104,325	-
Hull and machinery insurance proceeds	3,716	2,641
Net cash provided by / (used in) investing activities	356,178	235,518

Proceeds from vessels' new debt	388,120	441,405
Scheduled vessels' debt repayment	(206,423)	(173,007)
Debt prepayment due to vessel total loss and sales	(148,211)	(319,563)
Prepayment of Eagle assumed debt	(375,500)	-
Financing and debt extinguishment fees paid	(3,779)	(6,588)
Offering expenses	(96)	(141)
Proceeds from issuance of common stock	-	13,165
Repurchase of common shares	(25,305)	(393,108)
Dividends paid	(277,008)	(158,052)
Net cash provided by / (used in) financing activities	(648,202)	(595,889)

Summary of Selected Data

	Fourth quarter 2024	Fourth quarter 2023	Twelve months ended December 31, 2024	Twelve months ended December 31, 2023
Average number of vessels (1)	153.1	117.8	144.3	123.3
Number of vessels (2)	151	116	151	116
Average age of operational fleet (in years) (3)	12.1	11.8	12.1	11.8
Ownership days (4)	14,088	10,840	52,796	44,999
Available days (5)	13,439	10,490	50,649	43,357
Charter-in days (6)	1,181	123	2,974	756
Daily Time Charter Equivalent Rate (7)	$16,129	$18,296	$18,392	$15,824
Daily OPEX per vessel (8)	$5,164	$4,991	$5,209	$4,919
Daily OPEX per vessel (as adjusted) (8)	$5,056	$4,977	$5,123	$4,822
Daily Net Cash G&A expenses per vessel (excluding one-time expenses) (9)	$1,264	$1,104	$1,284	$1,059

(1) Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our owned fleet during the period divided by the number of calendar days in that period.
(2) As of the last day of each period presented.
(3) Average age of our operational fleet is calculated as of the end of each period.
(4) Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period, including vessels subject to sale and leaseback transactions and finance leases.
(5) Available days are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys, change of management and vessels’ improvements and upgrades. The available days for the nine month period ended September 30, 2023, were also decreased by off-hire days relating to disruptions in connection with crew changes as a result of the COVID-19 pandemic. Our method of computing Available Days may not necessarily be comparable to Available Days of other companies.
(6) Charter-in days are the total days that we charter-in third party vessels.
(7) Time charter equivalent rate represents the weighted average daily TCE rates of our operating fleet (including owned fleet and charter-in vessels). TCE rate is a measure of the average daily net revenue performance of our operating fleet. Our method of calculating TCE rate is determined by dividing (a) TCE Revenues, which consists of Voyage Revenues net of voyage expenses, charter-in hire expense, amortization of fair value of above/below market acquired time charter agreements, if any, as well as adjusted for the impact of realized gain/(loss) on forward freight agreements (“FFAs”) and bunker swaps by (b) Available days for the relevant time period. Available days do not include the Charter-in days as per the relevant definitions provided above. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. In the calculation of TCE Revenues, we also include the realized gain/(loss) on FFAs and bunker swaps as we believe that this method better reflects the chartering result of our fleet and is more comparable to the method used by some of our peers. TCE Revenues and TCE rate, which are non-GAAP measures, provide additional meaningful information in conjunction with Voyage Revenues, the most directly comparable GAAP measure, because they assist our management in making decisions regarding the deployment and use of our vessels and because we believe that they provide useful information to investors regarding our financial performance. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. Our method of computing TCE Revenues and TCE rate may not necessarily be comparable to those of other companies. For a detailed calculation please see EXHIBIT I at the end of this release with the reconciliation of Voyage Revenues to TCE.
(8) Daily OPEX per vessel is calculated by dividing vessel operating expenses by Ownership days. Daily OPEX per vessel (as adjusted) is calculated by dividing vessel operating expenses excluding increased costs due to the COVID-19 pandemic or pre-delivery expenses for each vessel on acquisition or change of management, if any, by Ownership days. We exclude the abovementioned expenses that may occur occasionally from our Daily OPEX per vessel, since these generally represent items that we would not anticipate occurring as part of our normal business on a regular basis. We believe that Daily OPEX per vessel (as adjusted) is a useful measure for our management and investors for period to period comparison with respect to our operating cost performance since such measure eliminates the effects of the items described above, which may vary from period to period, are not part of our daily business and derive from reasons unrelated to overall operating performance. In the future we may incur expenses that are the same as or similar to certain expenses (as described above) that were previously excluded. Vessel operating expenses for the year ended December 31, 2023 included additional crew expenses related to the increased number and cost of crew changes performed during the period as a result of COVID-19 restrictions imposed in 2020 estimated to $2.1 million. In addition, vessel operating expenses for the fourth quarter of 2023, included pre-delivery expenses due to change of management of $0.1 million, compared to $1.5 million of pre-delivery expenses incurred in the fourth quarter of 2024 due to change of management and acquisition of the Eagle fleet.
(9) Please see EXHIBIT I at the end of this release for the reconciliation to General and administrative expenses, the most directly comparable GAAP measure. We believe that Daily Net Cash G&A expenses per vessel (excluding one-time expenses) is a useful measure for our management and investors for period to period comparison with respect to our financial performance since such measure eliminates the effects of non-cash items and one-time expenses which may vary from period to period, are not part of our daily business and derive from reasons unrelated to overall operating performance. In the future we may incur expenses that are the same as or similar to certain expenses (as described above) that were previously excluded.

EXHIBIT I: Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA Reconciliation

We include EBITDA (earnings before interest, taxes, depreciation and amortization) herein since it is a basis upon which we assess our liquidity position, and we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.

To derive Adjusted EBITDA from EBITDA, we exclude non-cash gains/(losses) such as those related to sale of vessels, share-based compensation expense, impairment loss, loss from bad debt, unrealized gain/(loss) on derivatives and the equity in income/(loss) of investee and other non-cash charges and one-time expenses, if any, which may vary from period to period and for different companies and because these items do not reflect operational cash inflows and outflows of our fleet.

EBITDA and Adjusted EBITDA do not represent and should not be considered as alternatives to cash flow from operating activities or Net income, as determined by United States generally accepted accounting principles, or U.S. GAAP. Our method of computing EBITDA and Adjusted EBITDA may not necessarily be comparable to other similarly titled captions of other companies.

The following table reconciles net cash provided by operating activities to EBITDA and Adjusted EBITDA:

(Expressed in thousands of U.S. dollars)	Fourth quarter 2024	Fourth quarter 2023	Twelve months ended December 31, 2024	Twelve months ended December 31, 2023
Net cash provided by/(used in) operating activities	$76,298	$88,604	$471,154	$335,777
Net decrease/(increase) in operating assets	(6,884)	(7,487)	(25,316)	(5,149)
Net increase/(decrease) in operating liabilities, excluding operating lease liability and including other non-cash charges	16,243	15,325	6,765	(6,120)
Impairment loss	(1,800)	(10,138)	(1,800)	(17,838)
Gain/(Loss) on debt extinguishment, net	(132)	28	(1,144)	(5,149)
Share – based compensation	(5,057)	(8,176)	(18,328)	(20,877)
Amortization of debt (loans & leases) issuance costs	(919)	(860)	(3,583)	(3,661)
Unrealized gain/(loss) on forward freight agreements and bunker swaps, net	(107)	(7,531)	5,671	(9,662)
Unrealized gain/(loss) on interest rate swaps, net	(419)	(3,032)	(2,299)	(3,539)
Total other expenses, net	19,739	19,571	78,454	64,779
Gain from insurance proceeds relating to vessel total loss	-	-	-	28,163
Loss on bad debt	(308)	-	(308)	(300)
Income tax expense/(refund)	-	2	(116)	183
Gain on sale of vessels	11,288	10,566	43,287	29,399
Gain from Hull & Machinery claim	-	-	898	200
Loss on write-down of inventory	(1,684)	(3,753)	(6,286)	(9,318)
Equity in income/(loss) of investee	(40)	44	(4)	60
EBITDA	$106,218	$93,163	$547,045	$376,948

Equity in (income)/loss of investee	40	(44)	4	(60)
Unrealized (gain)/loss on forward freight agreements and bunker swaps, net	107	7,531	(5,671)	9,662
Gain on sale of vessels	(11,288)	(10,566)	(43,287)	(29,399)
Loss on write-down of inventory	1,684	3,753	6,286	9,318
Gain from insurance proceeds relating to vessel total loss	-	-	-	(28,163)
Share-based compensation	5,057	8,176	18,328	20,877
Loss on bad debt	308	-	308	300
Impairment loss	1,800	10,138	1,800	17,838
Other non-cash charges	(87)	165	(190)	170
One-time expenses	-	1,720	-	1,720
Adjusted EBITDA	$103,839	$114,036	$524,623	$379,211

Net income and Adjusted Net income Reconciliation and Calculation of Adjusted Earnings Per Share

To derive Adjusted Net Income and Adjusted Earnings Per Share from Net Income, we exclude non-cash items and one-time expenses, as provided in the table below. We believe that Adjusted Net Income and Adjusted Earnings Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of non-cash items such as gain/(loss) on sale of assets, unrealized gain/(loss) on derivatives, impairment loss and one-time expenses which may vary from period to period, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measure provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net Income and Adjusted Earnings Per Share may not necessarily be comparable to other similarly titled captions of other companies. In the future we may incur expenses that are the same as or similar to certain expenses, as described above, that were previously excluded.

(Expressed in thousands of U.S. dollars except for share and per share data)
	Fourth quarter 2024	Fourth quarter 2023	Twelve months ended December 31, 2024	Twelve months ended December 31, 2023
Net income	$42,446	$39,707	$304,654	$173,556
Loss on bad debt	308	-	308	300
Share – based compensation	5,057	8,176	18,328	20,877
Other non-cash charges	(87)	165	(190)	170
Unrealized (gain)/loss on forward freight agreements and bunker swaps, net	107	7,531	(5,671)	9,662
Unrealized (gain)/loss on interest rate swaps, net	419	3,032	2,299	3,539
Gain on sale of vessels	(11,288)	(10,566)	(43,287)	(29,399)
Impairment loss	1,800	10,138	1,800	17,838
Gain from insurance proceeds relating to vessel total loss	-	-	-	(28,163)
Loss on write-down of inventory	1,684	3,753	6,286	9,318
(Gain)/Loss on debt extinguishment, net (non-cash)	104	(74)	1,058	2,889
Equity in (income)/loss of investee	40	(44)	4	(60)
One-time expenses	-	1,720	-	1,720
Adjusted Net income	$40,590	$63,538	$285,589	$182,247
Weighted average number of shares outstanding, basic	117,590,189	86,657,095	106,883,330	98,457,929
Weighted average number of shares outstanding, diluted	118,324,103	87,364,379	108,702,988	98,928,011
Adjusted Basic Earnings Per Share	$0.35	$0.73	$2.67	$1.85
Adjusted Diluted Earnings Per Share	$0.34	$0.73	$2.63	$1.84

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

(In thousands of U.S. Dollars, except for TCE rates)	Fourth quarter 2024	Fourth quarter 2023	Twelve months ended December 31, 2024	Twelve months ended December 31, 2023
Voyage revenues	$308,916	$263,461	$1,265,458	$949,269
Less:
Voyage expenses	(66,285)	(67,621)	(266,225)	(253,843)
Charter-in hire expenses	(26,191)	(3,730)	(58,003)	(17,656)
Realized gain/(loss) on FFAs/bunker swaps, net	313	(182)	(9,704)	8,326
Time Charter equivalent revenues	$216,753	$191,928	$931,526	$686,096

Available days	13,439	10,490	50,649	43,357
Daily Time Charter Equivalent Rate ("TCE")	$16,129	$18,296	$18,392	$15,824

Daily Net Cash G&A expenses per vessel Reconciliation

(In thousands of U.S. Dollars, except for daily rates)	Fourth quarter 2024	Fourth quarter 2023	Twelve months ended December 31, 2024	Twelve months ended December 31, 2023
General and administrative expenses	$18,986	$18,093	$70,778	$54,413
Plus:
Management fees	5,280	4,071	18,956	16,809
Less:
Share – based compensation	(5,057)	(8,176)	(18,328)	(20,877)
Other non-cash charges	87	(165)	190	(170)
One-time expenses	-	(1,720)	-	(1,720)
Net Cash G&A expenses (excluding one-time expenses)	$19,296	$12,103	$71,596	$48,455

Ownership days	14,088	10,840	52,796	44,999
Charter-in days	1,181	123	2,974	756
Daily Net Cash G&A expenses per vessel (excluding one-time expenses)	$1,264	$1,104	$1,284	$1,059

Conference Call details:
Our management team will host a conference call to discuss our financial results on Wednesday, February 19, 2025 at 11:00 a.m. Eastern Time (ET).

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In), or +0 800 756 3429 (UK Toll Free Dial In). Please quote “Star Bulk Carriers” to the operator and/or conference ID 13751689. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Slides and audio webcast:
There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website www.starbulk.com and click on Events & Presentations. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk
Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, minerals and grain, and minor bulks, which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, New York, Stamford and Singapore. Its common stock trades on the Nasdaq Global Select Market under the symbol “SBLK”. As of the date of this release on a fully delivered basis and as adjusted for the delivery of a) the vessel agreed to be sold as discussed above and b) the five firm Kamsarmax vessels currently under construction, we own a fleet of 155 vessels, with an aggregate capacity of 15.0 million dwt consisting of 17 Newcastlemax, 15 Capesize, 1 Mini Capesize, 7 Post Panamax, 44 Kamsarmax, 1 Panamax, 48 Ultramax and 22 Supramax vessels with carrying capacities between 53,489 dwt and 209,537 dwt.

In addition, in November 2021 we took delivery of the Capesize vessel Star Shibumi, under a long-term charter-in contract for a period up to November 2028. In January 2024 we took delivery of vessels Star Voyager, Star Explorer and Stargazer, in June 2024 we took delivery of the vessel Star Earendel, in October 2024 we took delivery of the vessel Star Illusion and in November 2024 we took delivery of the vessel Star Thetis, each subject to a seven-year charter-in arrangement.

Forward-Looking Statements
Matters discussed in this press release may constitute forward looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could,” “should,” “may,” “forecasts,” “potential,” “continue,” “possible” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by our management of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the possibility that costs or difficulties related to the integration of the Company's and Eagle's operations will be greater than expected; the possibility that the expected synergies and value creation from the Eagle Merger will not be realized, or will not be realized within the expected time period; transaction costs related to the Eagle Merger; general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values; the strength of world economies; the stability of Europe and the Euro; fluctuations in currencies, interest rates and foreign exchange rates; business disruptions due to natural disasters or other disasters outside our control, such as the impact of any future epidemics; the length and severity of epidemics and pandemics, including their impact on the demand for seaborne transportation in the dry bulk sector; changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction; the potential for technological innovation in the sector in which we operate and any corresponding reduction in the value of our vessels or the charter income derived therefrom; changes in our expenses, including bunker prices, dry docking, crewing and insurance costs; changes in governmental rules and regulations or actions taken by regulatory authorities; potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions; the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance (“ESG”) practices; our ability to carry out our ESG initiatives and thereby meet our ESG goals and targets; new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or regional/national level imposed by regional authorities such as the European Union or individual countries; potential cyber-attacks which may disrupt our business operations; general domestic and international political conditions or events, including “trade wars”, the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas and related conflicts in the Middle East and the Houthi attacks in the Red Sea and the Gulf of Aden; the impact on our common shares and reputation if our vessels were to call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments; potential physical disruption of shipping routes due to accidents, climate-related reasons (acute and chronic), political events, public health threats, international hostilities and instability, piracy or acts by terrorists; the availability of financing and refinancing; the failure of our contract counterparties to meet their obligations; our ability to meet requirements for additional capital and financing to grow our business; the impact of our indebtedness and the compliance with the covenants included in our debt agreements; vessel breakdowns and instances of off‐hire; potential exposure or loss from investment in derivative instruments; potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management; our ability to complete acquisition transactions as and when planned and upon the expected terms; and the impact of port or canal congestion or disruptions. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

Contacts

Company:	Investor Relatlons/ Financlal Media:
Simos Spyrou, Christos Begleris	Nicolas Bornozis
Co-Chief Financial Officers	President
Star Bulk Carriers Corp.	Capital Link, Inc.
c/o Star Bulk Management Inc.	230 Park Avenue, Suite 1536
40 Ag. Konstantinou Av.	New York, NY 10169
Maroussi 15124	Tel. (212) 661-7566
Athens, Greece	E-mail: starbulk@capitallink.com
Email: info@starbulk.com	www.capitallink.com
www.starbulk.com